Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 31, 2004, except for Notes 24 and 25, as to which the date is September 16, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 133, as amended, and includes an explanatory paragraph relating to the restatement described in Note 24), appearing in the Annual Report on Form 10-K/A of Science Applications International Corporation for the year ended January 31, 2004.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

March 1, 2005